Exhibit 1


                        GERDAU GROUP TO ISSUE STOCK BONUS

                             AND INCREASE LIQUIDITY

o THE NUMBER OF SHARES OF THE HOLDING COMPANY METALURGICA GERDAU S.A. WILL BE DOUBLED TO 41.6 BILLION, WHILE THE VOLUME OF GERDAU S.A. SHARES WILL BE INCREASED BY 30%, TO 148.4 BILLION.

o AFTER THE STOCK BONUS ARE ISSUED, BOTH COMPANIES WILL HAVE THEIR SHARES REDUCED BY A 1,000:1 REVERSE SPLIT. AS A RESULT, THE SHARES WILL BE TRADED ON THE STOCK MARKETS AS SINGLE UNITS, AND NO LONGER AS LOTS OF ONE THOUSAND SHARES.

The boards of directors of the Gerdau Group's two publicly listed companies in Brazil - the holding company Metalurgica Gerdau S.A. and Gerdau S.A. - will propose the issue of stock bonus at their general meetings on April 30. The initiative will be accomplished through the transfer of R$ 400 million in reserves to the capital stock of Gerdau S.A and of R$ 640 million to the capital stock of Metalurgica Gerdau S.A., resulting in the issue of new shares. With the bonus issues, the number of Metalurgica Gerdau S.A. shares will double, to a total of 41.6 billion. At Gerdau S.A. there will be an increase of 30%, to 148.4 billion shares. The number of shares held by each current investor will thus rise in proportion to the increased number of shares in each company.

   LAST FRIDAY, METALURGICA GERDAU S.A. STANDARD LOTS OF SHARES WERE TRADED AT
       R$ 5,460.00 AND GERDAU S.A. STANDARD LOTS OF SHARES AT R$ 3,049.00

The stock bonus will increase the shareholder base of the companies and therefore increase liquidity and access to shares. Last Friday, Metalurgica Gerdau standard lots of shares were traded at R$ 5,460.00 and Gerdau S.A. standard lots of shares at R$ 3,049.00. On acceptance of the proposal, the market value of the shares will be adjusted in proportion to the stock bonus issued.

After the stock bonus are issued, both companies will have their shares reduced by a 1,000:1 reverse split. As a result, the shares will be traded on the stock markets as single units, and no longer as lots of one thousand shares. Gerdau S.A. shares are traded on the Sao Paulo Stock Exchange (Bovespa), the New York Stock Exchange (NYSE) and the Madrid Stock Exchange (Latibex). Metalurgica Gerdau S.A. shares are traded on the Bovespa.

Topics for the general meetings of Gerdau S.A. and Metalurgica Gerdau S.A. also include the election of new members and substitute members of the board of directors and of the audit committee.

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